FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2002

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X_

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") on October 16, 2002.

ADDITIONAL INFORMATION

          BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

FOR IMMEDIATE RELEASE

Nordic American Tanker Shipping Ltd. (NAT) - (AMEX:NAT) (OSE:NAT) announces dividend payment despite low tanker markets

As of 09/30/02 (per 3rd quarter 2002) NAT had an operating profit of $5.5m as against $18.9m during the same period last year. The net profit per September 30, 2002 was $4.2m as against $17.8m in the same period last year. The decrease in the earnings in the first nine months of 2002 compared to the same period in year 2001 is a result of tanker rates were high during the first nine months of year 2001.

The result for the 3rd quarter 2002, enables the company to pay a 4th quarter 2002 dividend of $0.32 per share. Including the dividend for the 4th quarter of 2002, the total dividend paid in 2002 is $1.35 per share. The total dividend paid in 2001 was $3.87 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 4th quarter 2002 dividend of $0.32 will be paid on or about November 15th to shareholders of record as of October 25th 2002. The next dividend payment from NAT will be declared in January 2003.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modem Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for Suezmax tankers in the third quarter of 2002 (not the NAT vessels) was below the agreed minimum rate with the charterer BP Shipping. The spot market rate in the third quarter was at the same level as the second quarter of 2002. The 3rd quarter 2002 time charter (T/C) equivalent for the NAT vessel was the agreed minimum rate of $22,000 which was the same as in the first and second quarter of 2002.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

The quarterly T/C equivalent for the NAT vessels has since 1999 been as follows:

Period                              1999         2000         2001         2002
--------------------------------------------------------------------------------
1st Quarter                        22,000       26,079       51,607       22,000
2nd Quarter                        22,000       33,701       35,088       22,000
3rd Quarter                        22,000       48,153       28,668       22,000
4th Quarter                        22,000       59,059       22,617

NAT has 9.706.606 shares in issue.

The results for the third quarter of 2002 compared to the same quarter last year and the full year of 2001, are as follows:

INCOME STATEMENT INFORMATION
All figures in USD

                           1/1-9/30       1/1-9/30       3rd Qtr.       3rd Qtr.         All
                             2002           2001           2002           2001           2001
-----------------------   -----------    -----------    -----------    -----------    -----------
Revenue                    11,056,500     24,463,388      3,726,000      5,566,283     28,359,568
Ship Broker Commissions      (138,206)      (138,207)       (46,575)       (46,576)      (184,781)
Management Fee Expense       (187,500)      (187,500)       (62,500)       (62,500)      (250,000)
Insurance Expense             (63,000)       (52,499)       (21,000)       (17,501)       (72,333)
Other Expenses                (33,381)       (28,772)       (15,024)        (4,779)       (31,406)
Depreciation               (5,123,280)    (5,123,280)    (1,707,760)    (1,707,760)    (6,831,040)
                          -----------    -----------    -----------    -----------    -----------
Net Operating  Income       5,511,133     18,933,130      1,873,141      3,727,167     20,990,008
Financial Income               16,836        175,500          5,368         30,632        189,244
Financial Expenses         (1,327,121)    (1,335,415)      (444,773)      (448,364)    (1,793,776)
                          -----------    -----------    -----------    -----------    -----------
Net Financial Items        (1,310,285)    (1,159,915)      (439,406)      (417,732)    (1,604,532)
                          -----------    --------------------------    -----------    -----------
Net Profit                  4,200,848     17,773,215      1,433,735      3,309,435     19,385,476
                          -----------    --------------------------    -----------    -----------

Earnings per Share               0.43           1.83           0.15           0.34           2.00
Cash Flow per Share              0.96           2.36           0.32           0.52           2.70

The quarterly dividend paid since the commencement in 1997 has been as follows:

Period                    1997      1998      1999      2000      2001      2002
--------------------------------------------------------------------------------
1st Quarter                         0.40      0.32      0.34      1.41      0.36
2nd Quarter                         0.41      0.32      0.45      1.19      0.34
3rd Quarter                         0.32      0.35      0.67      0.72      0.33
4th Quarter               0.30      0.30      0.36      1.10      0.55      0.32
--------------------------------------------------------------------------------
Total USD                 0.30      1.43      1.35      2.56      3.87      1.35
--------------------------------------------------------------------------------

Balance sheet for Nordic American Tanker Shipping Ltd per 9.30.02 and 12.31.01 (Figures in USD)

                                      9.30.02            12.31.01
Vessels                             136,620,725        141,744,005
Current assets                           39,575            283,615
Cash deposits                           191,491            630,868
------------------------------------------------------------------
Total assets                        136,851,791        142,658,488
==================================================================
Shareholder's equity                106,822,791        112,619,822
Long term debt                       30,000,000         30,000,000
Current liabilities                      29,000             38,666
------------------------------------------------------------------
Total liabilities & equity          136,851,791        142,658,488
==================================================================

                                October 14, 2002

Contacts:        Gary J. Wolfe
                 Seward & Kissel, New York, USA
                 Tel: (1) 212-574-1223, Fax: (1) 212-480-8421 or
                 Niels Erik Feilberg
                 Ugland Nordic Shipping AS, Norway
                 Tel: (47)-33-42 15 00, Fax: (47)-33-42 15 45

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated: October 17, 2002                          By:/s/ Herbjorn Hansson
                                                    ----------------------------
                                                    Herbjorn Hansson
                                                    President and
                                                    Chief Executive Officer

01318.0002 #356655